18001538

PROCESSING Received 28 2018 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 35th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Moreno 212-688-
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

gw

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

JEROME CROWN
Notary Public, State of New York
No. 01CR6084272
Qualified in New York County
Commission Expires September 2, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69B MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on Revere Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs, PLLC

We have served as Revere Securities, LLC's auditor since 2016.

Pittsford, New York

February 27, 2018

REVERE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	1,100
Receivables from clearing broker		207,080
Other receivables		43,909
Prepaid expenses and other current assets		48,622
Total current assets		300,711
Furniture and equipment, net of accumulated depreciation		5,409
Other assets:		
Deposit accounts with clearing brokers		228,291
Security deposits		25,850
Total other assets		254,141
Total assets	**$**	**560,261**
Liabilities and Member's Equity		
Liabilities:		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$	148,533
Commissions payable		119,253
Total liabilities		267,786
Member's equity:		
Member's equity		292,475
Total member's equity		292,475
Total liabilities and member's equity	**$**	**560,261**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Revere Securities LLC (the "Company"), a wholly owned subsidiary of Revere Investment Holdings LLC ("Holdings") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is organized in Delaware and is headquartered in New York City with offices in Florida, Massachusetts, and Ohio.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule. In addition, the Company is also exempt from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, for private placements.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

Holding's liability is limited to the amount of its investment in the Company. The liability of Holdings for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits. Clearing deposits represent required deposits that need to be segregated by the clearing broker.

Revenue Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Commissions Receivable

Receivables are primarily due from various financial/investment companies. Losses from uncollectible receivables are recorded when it is probable that a receivable is impaired and the loss can be reasonably estimated. As of the date of this financials statement, management believes that neither of these conditions existed with regards to the company's receivables and as such, an allowance for doubtful accounts has not been established.

Furniture and Equipment

The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

The Company is a wholly owned subsidiary of Holdings, and as a single member LLC it is a disregarded entity for tax purposes. All taxable amounts flow through into Holdings for the tax year 2017. Holdings has elected to be treated as a partnership for federal and state income tax purposes. All income, gains, losses and credits retain their character and pass through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying financial statement.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2017, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statement.

The Company's income tax returns for year 2014 are open for examination by federal, state and local income tax authorities. For 2015 and 2016, the Company's parent, Holdings filed a consolidated tax return that included the Company. Those returns are open for examination by the federal, state, and local income tax authorities.

3. Loans Receivable

The Company has advanced monies to certain employees as an incentive. These non-interest bearing loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2017 was $18,500, and is included in prepaid expenses and other current assets.

4. Furniture and Equipment

Furniture and equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	50,753
		81,603
Less: Accumulated Depreciation		76,192
		$5,409

Depreciation for the year ended December 31, 2017 was $3,936.

5. Due to Due From Affiliates

Due to affiliates represents the balance in the intercompany accounts at the end of the year and amounts due to a member of Holdings. During the year, the Company and its affiliates share various expenses such as rent, employees, and other expenses, and charge each other for their respective share of such costs. At December 31, 2017, the Company is owed from its affiliate and a member of Holdings a total of $23,000, which is included in other receivables.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the

Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2017 but carries a 401(k) liability of $2,694.

7. Related Parties

The Company and its affiliate, Revere Capital Advisors LLC ("RCA"), share various expenses including employees, rent and other expenses. These expenses are recorded in the accompanying financial statement.

The Company recorded a management fee of $777,247 from Revere Wealth Management LLC ("RWM"), another wholly owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays costs for RWM and earns a management fee from RWM.

8. Indemnifications, Commitment and Contingencies

Indemnifications

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote, and therefore no contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2017.

Operating Lease

The Company is obligated under operating leases for office space in Boca Raton, FL which expires on November 30, 2018, Riverhead, NY which is on a month-to-month basis and Boston, MA, which expires on May 31, 2018. On January 9th, 2017 the company entered into a lease for new office space in New York, NY which expires November 29, 2021. This lease has been

assigned to Holdings. Future minimum lease payments for non-cancelable leases at December 31, 2017 are as follows:

	Minimum Lease Payment
2018	$92,447
Total	**$92,447**

The total rent for the year was **$336,563.**

Regulatory Matters

During 2017, the Company was examined by FINRA, for which a final examination letter has not yet been issued. Although the ultimate outcome of the foregoing regulatory examination cannot be predicted with certainty, in the opinion of management, the outcome of this matter is not expected to have a material impact on the Company's financial condition.

Other Matters

The firm decided to settle with an associate of a relative of a former employee who had alleged that another former employee assisted in a theft orchestrated by the relative of the former employee. While the firm believed strongly that it had no wrong doing, an economic decision was made to settle. The firm paid the full settlement of $42,500 during 2017 which is reflected in the accompanying financial statements.

A client of a former registered representative has initiated a FINRA arbitration alleging that the client was induced to make unsuitable and excessive trades at the recommendation of the former registered representative. The arbitration is still in the discovery phase and management is vigorously defending the action. No assessment of loss can be made at this time.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2017 the Company had net capital of $189,594 which was $89,594 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was 1.41 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions in securities are cleared by INTL FCStone pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2017, substantially all the amounts due from broker reflected in the statement of financial condition are positions held at and amounts due from the clearing broker. The Company is subject to credit risk should this broker be unable to fulfill their obligations.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2018, and so the Company has currently applied the accounting standard update.

12. Subsequent Events

Subsequent events for the Company have been evaluated through the date of the independent auditors report, which is when the financial statements were available for issue. No events or transactions have occurred or are pending that would have a material effect on this financial statements at December 31, 2017.